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                                                                  EXHIBIT (a)(7)


COMPANY PRESS RELEASE                  CONTACT:  RUSTY PAGE AT 704-372-5572
                                                 DANIEL F. CLARK AT 818-734-8349



              COHR ANNOUNCES APPROVAL OF INCREASED TENDER OFFER BID

CHATSWORTH, Calif., Feb. 4 -- COHR Inc. (Nasdaq: CHRI) announced that the Three Cities Fund II, L.P. and Three Cities Offshore II C.V. have increased the price they will pay for shares of COHR common stock tendered in response to their previously announced tender offer. The revised price being offered by the Three Cities Funds is $6.50 net cash per share. COHR's Board of Directors has approved the terms of the revised tender offer as being in the best interests of the public shareholders.

In the original tender offer made on January 4, 1999, the Three Cities Funds were offering $5.375 per share, which would be increased to $6.375 per share if pending stockholder suits against COHR were settled before the tender offer expired on a basis which would not require COHR to pay more than $3.0 million net of any insurance proceeds. The revised offer price is not contingent on settlement of the stockholder suits.

The Three Cities Funds have extended the expiration date of the tender offer to midnight, New York City time, on February 24, 1999. The tender offer originally had been scheduled to expire on February 3, 1999, and that date had previously been extended to February 16, 1999.

The Three Cities Funds already own 48.3% of COHR's common stock. The tender offer will be followed by a merger of TCF Acquisition Corporation, which is owned by the Three Cities Funds, into COHR, in which COHR's remaining stockholders will receive the same $6.50 per share as is paid in the tender offer. The original agreement between TCF Acquisition and COHR had provided that the merger would only take place if, after the tender offer, the Three Cities Funds and TCF Acquisition owned at least 85% of COHR's outstanding common stock. That condition has been eliminated.

The Three Cities Funds made the change in the tender offer price after COHR's Board of Directors had received a proposal in which a third party proposed to pay $7.00 per share for COHR's common stock if the third party satisfactorily completed its due diligence and could negotiate a satisfactory merger agreement. The proposal was accompanied by a letter in which a bank stated that, assuming completion of a due diligence investigation with respect to COHR's assets and business, with results satisfactory to it, including satisfaction as to the status of pending litigation and the operating performance of one of COHR's divisions, the bank was highly confident it would be able to arrange a syndicate of lenders to finance 100% of the proposed purchase price. The revised Three Cities offer of $6.50 per share, by contrast, provides for none of these contingencies and offers the advantage of more immediate payment.

COHR Inc., a leading national outsourcing service organization, provides equipment servicing, group purchasing and other services and products to hospitals, integrated health systems and alternate site providers.

SOURCE: COHR Inc.


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